Exhibit 99.3

VERMILION ENERGY INC.
ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification because Vermilion Energy Inc. (“Vermilion”) is using the notice and access (“N&A”) procedures to deliver materials for our annual meeting on April 25, 2019 (the “Meeting”). Under N&A, registered shareholders and beneficial shareholders that have elected to receive paper copies will still receive a paper copy of the proxy, or voting instruction form (“VIF”), enabling them to vote at the Meeting together with a paper copy of the 2019 Proxy Statement and Information Circular (“Information Circular”). Instead of receiving a paper copy of the Information Circular and VIF, other beneficial shareholders will be notified on how to access these materials electronically. The electronic delivery of materials is more environmentally friendly and also reduces printing and mailing costs.

MEETING DATE AND LOCATION

)	Thursday, April 25, 2019 at 3:00 p.m. (Mountain time)
)	Metropolitan Conference Centre (333 - 4th Ave SW, Calgary, Alberta)

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Election of Directors: Fix the number of directors and elect directors for the ensuing year, which is described in the Information Circular under “Election of Directors”.

Appointment of Auditors: Re-appoint Deloitte LLP as Vermilion’s auditor for the ensuing year, which is described in the Information Circular under “Appointment of Auditors”.

Deferred Share Unit Plan: Approving the adoption of, and unallocated entitlements under the Deferred Share Unit Plan governing the issuance of deferred share units to non-employee directors and other non-employee service providers of the Company. Please read the resolution in full in the Information Circular and the summary of the Deferred Share Unit Plan in Schedule “D” thereto.

Vermilion Incentive Plan: Approving unallocated entitlements under, and amendments to, the Vermilion Incentive Plan (“VIP”) to: (i) amend the amendment provisions to reflect that non-employee directors no longer participate in the VIP; and (ii) decrease the rolling reserve of the number of common shares issuable under the VIP from 3.8% to 3.5% of the total number of issued and outstanding common shares. Please read the resolution in full in the Information Circular and the summary of the VIP in Schedule “B” thereto.

Employee Bonus Plan: Approving unallocated entitlements under, and amendments to, the Vermilion Employee Bonus Plan (“Bonus Plan”) to: (i) increase the maximum number of common shares that may be issued in any calendar year pursuant to the Bonus Plan from 300,000 common shares to 500,000 common shares; and (ii) decrease the rolling reserve of the number of common shares issuable from 3.8% to 3.5% of the total number of issued and outstanding common shares. Please read the resolution in full in the Information Circular and the summary of the Bonus Plan in Schedule “E” thereto.

Employee Share Savings Plan: Approving unallocated entitlements under, and amendments to, the Vermilion Employee Share Savings Plan (“Savings Plan”) to: (i) increase the maximum number of common shares that may be issued in any calendar year pursuant to the Savings Plan from 300,000 common shares to 500,000 common shares; and (ii) decrease the rolling reserve of the number of common shares issuable from 3.8% to 3.5% of the total number of issued and outstanding common shares. Please read the resolution in full in the Information Circular and the summary of the Savings Plan in Schedule “F” thereto.

Five-Year Security-Based Compensation Arrangement: Approving unallocated entitlements, and amendments to, the Five-Year Security-Based Compensation Arrangement (“Compensation Arrangement”) to: (i) increase the maximum number of common shares that may be issued in any calendar year pursuant to the Compensation Arrangement from 100,000 common shares to 500,000 common shares; and (ii) decrease the rolling reserve of the number of common shares issuable from 3.8% to 3.5% of the total number of issued and outstanding common shares. Please read the resolution in full in the Information Circular and the summary of the Compensation Arrangement in Schedule “C” thereto.

Advisory Vote on Executive Compensation: Approve an advisory (non-binding) resolution regarding Vermilion’s approach to executive compensation, which is described in the Information Circular under “Advisory Vote on Executive Compensation”.

Other Business: Shareholders may be asked to consider other items of business formally brought before the meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE ASKED TO PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

Vermilion is using “stratification”, the N&A process of including a paper copy of the Information Circular in the notice package that is sent to certain shareholders. In relation to the Meeting, Vermilion has determined that all registered shareholders and those beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Meeting, the Information Circular and a form of proxy or VIF (as applicable), whereas other beneficial shareholders will receive this N&A notification plus a VIF.

HOW TO ACCESS MEETING MATERIALS (INFORMATION CIRCULAR AND RELATED)

)	Vermilion’s website: https://www.vermilionenergy.com/2019agm (which includes a link to our interactive, on-line Information Circular as well as a print-ready version)
)	Vermilion’s profile on SEDAR: www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request a paper copy of Meeting materials by mail, at no cost to them. Requests may be made up to one year from when the Information Circular was filed on SEDAR by:

)	Calling: 1-866-895-8101
)	Emailing: investor_relations@vermilionenergy.com

Please make your request by April 9, 2019 to ensure meeting materials arrive prior to the vote.

VOTING

Beneficial shareholders are asked to return their VIFs using one of the following methods by April 22, 2019 which is one (1) business day in advance of the proxy deposit date and time set out in Information Circular (April 23, 2019):

	Canadian Beneficial Shareholders	United States Beneficial Shareholders
Online:	www.proxyvote.com	www.proxyvote.com
Telephone:	1-800-474-7493 (English) 1-800-474-7501 (French)
Facsimile:	1-905-507-7793
Mail:	Data Processing Centre	Proxy Services
	P.O. Box 3700, STN INDUSTRIAL PARK	PO BOX 9104
	Markham ON, L3R 9Z9	Farmingdale NY, 11735-9533

Please call toll free at 1-866-895-8101 if you have any questions about Vermilion’s notice and access.